                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                  RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1 )

                                 SuperGen, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  637184 10 - 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Jose M. de Lasa
                        Senior Vice President, Secretary
                               and General Counsel
                               Abbott Laboratories
                              100 Abbott Park Road
                        Abbott Park, Illinois 60064-6400
                                 (847) 937-8905

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 12, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

CUSIP NO.:637184 10 -8              13D

1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Abbott Laboratories (# 36-0698440)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) (_) (b) (_)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                      (_)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                    25,701,249 shares of Common Stock
NUMBER OF                  -----------------------------------------------------
SHARES                     8    SHARED VOTING POWER
BENEFICIALLY                        0
OWNED BY                   -----------------------------------------------------
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                           25,701,249 shares of Common Stock
PERSON                     -----------------------------------------------------
WITH                       10   SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,701,249 shares of Common Stock

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       (_)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         49%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

         This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed by Abbott Laboratories, an Illinois corporation ("Abbott") on January 5, 2000 (the "Original Schedule 13D") with respect to shares of Common Stock, par value $0.001 per share, of SuperGen, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 2 Annabel Lane, Suite 220, San Ramon, California 94583. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings assigned to those terms in the Original
Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND

         (a) - (c) This statement is being filed by Abbott. Abbott's principal offices are located at 100 Abbott Park Road, Abbott Park, Illinois 60064. Abbott's principal business is the discovery, development, manufacture and sale of a broad and diversified line of health care products and services. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of the Schedule 13D are set forth on Schedule 1 hereto.

         (d) - (e) To the knowledge of Abbott, neither Abbott nor any of the persons specified in Schedule 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)       See (a) - (c) above.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the Common Stock and Option Purchase Agreement made as of December 21, 1999, between the Issuer and Abbott (the "Equity Agreement"), Abbott purchased 933,394 shares (the "Shares") of the common stock, par value $0.001 per share (the "Common Stock") of the Issuer for a total purchase price of $26,500,000 on January 12, 2000. The source of the funds used to purchase the Shares was the working capital of Abbott.

ITEM 4.   PURPOSE OF THE TRANSACTION

         Abbott acquired the Shares as an investment and in connection with its business alliance with the Issuer. As previously disclosed in the Original
Schedule 13D, on December 21, 1999, the Issuer and Abbott executed the Equity Agreement and a Worldwide Sales, Distribution, and Development Agreement (the "Worldwide Agreement"). Under the terms of the Equity Agreement and the Worldwide Agreement, Abbott agreed to make an initial equity investment in the Issuer worth $26,500,000. Additional equity investments, cash milestones and option exercises are contemplated over the life of the agreements.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         (a) Abbott may be deemed to be the beneficial owner of 24,767,855 shares of Common Stock which currently are subject to the Option disclosed in the Original Schedule 13D as well as the Shares. Upon exercise of the Option, the shares covered by the Option together with the Shares would represent 49% of the total outstanding shares of Common Stock.

         (b) After exercising the Option and at such time as any additional shareholder approval is obtained for the issuance of the shares subject to the Option, Abbott will have the sole power to vote and to dispose of the 24,767,855 shares of Common Stock subject to the Option. Abbott currently has the sole power to vote and to dispose of the Shares.

         (c) Other than the execution of the Equity Agreement on December 21, 1999, and the purchase of the Shares on January 12, 2000, Abbott has not effected any transactions in the Common Stock in the past 60 days.

         (d) - (e) Not applicable.

                                   SCHEDULE 1

                  Information Concerning Executive Officers and
                        Directors of Abbott Laboratories

     The current corporate officers and directors of Abbott Laboratories are listed below. The address of Abbott Laboratories is: Abbott Laboratories, 100 Abbott Park Road, Abbott Park, Illinois 60064-6400. Abbott Laboratories does not consider all of its corporate officers to be executive officers as defined by the Securities Exchange Act of 1934 or Releases thereunder. Unless otherwise indicated, all positions set forth below opposite an individual's name refer to positions within Abbott Laboratories, and the business address listed for each individual not principally employed by Abbott Laboratories is also the address of the corporation or other organization which principally employs that individual.

                                   POSITION/PRESENT PRINCIPAL
                                   OCCUPATION OR EMPLOYMENT                      CITIZENSHIP
NAME                               AND BUSINESS ADDRESS
CORPORATE OFFICERS

------------------
Miles D. White (1)                 Chairman of the Board and Chief               U.S.A.
                                   Executive Officer

Robert L. Parkinson, Jr.(1)        President and Chief Operating Officer         U.S.A.

Joy A. Amundson (1)                Senior Vice President, Ross Products          U.S.A.

Chistopher B. Begley (1)           Senior Vice President,                        U.S.A.
                                   Chemical & Agricultural Products

Thomas D. Brown (1)                Senior Vice President, Diagnostic             U.S.A.
                                   Operations

Gary P. Coughlan (1)               Senior Vice President, Finance and            U.S.A.
                                   Chief  Financial Officer

Jose M. de Lasa (1)                Senior Vice President, Secretary and          U.S.A.
                                   General Counsel

William G. Dempsey (1)             Senior Vice President, International          U.S.A.
                                   Operations

                                  Page 5 of 11


CORPORATE OFFICERS

------------------

CONTINUED

---------
Richard A. Gonzalez (1)            Senior Vice President, Hospital               U.S.A.
                                   Products

Arthur J. Higgins (1)              Senior Vice President, Pharmaceutical         United Kingdom
                                   Operations

Thomas M. Wascoe (1)               Senior Vice President, Human                  U.S.A.
                                   Resources

Catherine V. Babington             Vice President, Investor Relations and        U.S.A.
                                   Public Affairs

Patrick J. Balthrop                Vice President, Diagnostic                    U.S.A.
                                   Commercial Operations

Mark E. Barmak                     Vice President, Government Affairs            U.S.A.

Michael G. Beatrice                Vice President, Corporate Regulatory          U.S.A.
                                   and Quality Science

Christopher A. Bleck               Vice President, Pediatrics, Ross              U.S.A.
                                   Products

Douglas C. Bryant                  Vice President, Diagnostic                    U.S.A.
                                   Operations, Asia and Pacific

Gary R. Byers                      Vice President, Internal Audit                U.S.A.

Thomas F. Chen                     Vice President, Pacific, Asia, and            U.S.A.
                                   Africa Operations

Edward J. Fiorentino               Vice President, Pharmaceutical                U.S.A.
                                   Products, Marketing and Sales

Gary L. Flynn (1)                  Vice President and Controller                 U.S.A.

Thomas C. Freyman                  Vice President, Hospital Products             U.S.A.
                                   Controller



CORPORATE OFFICERS

------------------

CONTINUED

---------

Stephen R. Fussell                 Vice President, Compensation and              U.S.A.
                                   Development

David B. Goffredo                  Vice President, European Operations           U.S.A.

Robert B. Hance                    Vice President, Diagnostic                    U.S.A.
                                   Operations, Europe, Africa and
                                   Middle East

Guillermo A. Herrera               Vice President, Latin America and             Colombia
                                   Canada Operations

James J. Koziarz                   Vice President, Diagnostic Products           U.S.A.
                                   Research and Development

Elaine R. Leavenworth              Vice President, Abbott HealthSystems          U.S.A.

John M. Leonard                    Vice President, Pharmaceutical                U.S.A.
                                   Development

Greg W. Linder                     Vice President and Treasurer                  U.S.A.

John F. Lussen                     Vice President, Taxes                         U.S.A.

Edward L. Michael                  Vice President, Diagnostic Assays and         U.S.A.
                                   Systems

Karen L. Miller                    Vice President,                               U.S.A.
                                   Information Technology

Daniel W. Norbeck                  Vice President, Pharmaceutical                U.S.A.
                                   Discovery

Edward A. Ogunro                   Vice President, Hospital Products             U.S.A.
                                   Research and Development

William H. Stadtlander             Vice President, Ross Medical                  U.S.A.
                                   Nutritional Products

Marcia A. Thomas                   Vice President, Diagnostic Quality            U.S.A.
                                   Assurance and Regulatory Affairs and
                                   Compliance

Steven J. Weger, Jr.               Vice President, Corporate Planning            U.S.A.
                                   and Development

Susan M. Widner                    Vice President, Diagnostic                    U.S.A.
                                   Operations, U.S. and Canada

Lance B. Wyatt                     Vice President, Corporate                     U.S.A.
                                   Engineering



       NAME                        POSITION/PRESENT PRINCIPAL                  CITIZENSHIP
                                    OCCUPATION OR EMPLOYMENT
                                     AND BUSINESS ADDRESS
DIRECTORS

---------
H. Laurance Fuller                 Co-Chairman of the Board  BP                  U.S.A.
                                   Amoco, p.l.c.
                                   c/o Primary Business Center
                                   1111 E. Warrenville Road
                                   Suite 257
                                   Naperville, Illinois 60563
                                   (integrated petroleum and chemicals
                                   company)

David A. Jones                     Chairman of the Board                         U.S.A.
U.S.A.                             Humana Inc.
                                   500 W. Main Street
                                   Humana Building
                                   Louisville, Kentucky 40201
                                   (health plan business)

Jeffrey M. Leiden,   M.D.,         Elkan R. Blout Professor of                   U.S.A.
Ph.D.                              Biological Sciences, Harvard School
                                   of Public Health, Professor of
                                   Medicine, Harvard Medical School
                                   Laboratory of Cardiovascular
                                   Biology
                                   677 Huntington Avenue, Building II
                                   Room 117
                                   Boston, Massachusetts 02115

The Rt. Hon. Lord                  Physician, Politician, and                    United Kingdom
Owen CH                            Businessman
                                   78 Narrow Street
                                   Limehouse, London, E14 8BP,
                                   England

Robert L. Parkinson, Jr.           Officer of Abbott                             U.S.A.

Boone Powell, Jr.                  President and Chief Executive Officer         U.S.A.
                                   Baylor Health Care System and
                                   Baylor University Medical Center
                                   3500 Gaston Avenue
                                   Dallas, Texas 75246



DIRECTORS

-----------------

CONTINUED
------------------
Addison Barry Rand                 Chairman and Chief Executive Officer          U.S.A.
                                   Avis Rent A Car, Inc.
                                   900 Old Country Road
                                   Garden City, New York 11530
                                   (car rental business)

W. Ann Reynolds, Ph.D.             President The University of Alabama           U.S.A.
                                   at Birmingham
                                   Office of the President
                                   Suite 1070 Administration Building
                                   701 S. 20th Street
                                   Birmingham, Alabama 35294-0110

Roy S. Roberts                     Vice President and Group Executive            U.S.A.
                                   North American Vehicle Sales,
                                   Service and Marketing
                                   General Motors Corporation
                                   200 Renaissance Center
                                   Mail Code 482-B33-B82
                                   Detroit, Michigan 48265
                                   (manufacturer of motor vehicles)

William D. Smithburg               Retired Chairman, President and               U.S.A.
                                   Chief Executive Officer
                                   The Quaker Oats Company
                                   676 N. Michigan Avenue
                                   Chicago, Illinois 60611
                                   (worldwide food manufacturer and
                                   marketer of beverages and grain-based
                                   products)

John R. Walter                     Chairman, Manpower Inc.                       U.S.A.
                                   5301 North Ironwood Road
                                   Milwaukee, Wisconsin 53217
                                   (employment services organization)

William L. Weiss                   Chairman Emeritus, Ameritech                  U.S.A.
                                   Corporation
                                   One First National Plaza
                                   Suite 2530C
                                   Chicago, Illinois 60603-2006
                                   (telecommunications company)



Miles D. White                     Officer of Abbott                             U.S.A.



(1) Pursuant to Item 401(b) of Regulation S-K Abbott has identified these persons as "executive officers" within the meaning of Item 401(b).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2000



ABBOTT LABORATORIES



By: /s/ Gary P. Coughlan
-----------------------------------
Name:  Gary P. Coughlan
Title: Senior Vice President, Finance
       and Chief Financial Officer